SHARE PURCHASE AGREEMENT

This Agreement IS entered into this  day of September 2004 by and between .Mosquito Consolidated Gold Mines Ltd.. a British Columbia corporation (“Purchaser”). and Thomas E. Gillett (“Vender”).

WHEREAS. Vendor is engaged in the business of mining and mineral exploration and is the owner of 1156207 Ontario inc. (the ”Company”) located in the Province of Ontario and.

WHEREAS. Vendor wishcs to sell and Purchaser wishes to purchase 100% of the outstanding shares (the “Shares”) of the Company.

NOW, THERFORE, In consideration of the mutual promises and covenants set forth below, the parties hereto hereby agree as follows:

1. Vendor agrees to sel1 all the Shares. being all issued and outstanding shares (a 100% Interest) of 1156207 Ontario Inc. which owns a 100% interest in patented mineral claims KRL 5136 5137. 5138.6979. 6980.6980, 6981. 5408. 5409. 6969. 6970. 6971. all located m the Province of Ontario. And any and all buildings, structures, machinery, and equipment located on the mineral claims.

2. Purchaser agrees to pay:

(a)	$80 000.00 upon approval of the TSX-Venture Exchange; and,

(b)
Net Smelter Return: Commencing with the 15th day of the month after the calendar quarter in which production of the Porperty has commenced, and thereafter quarterly on or before the 15th day of the month following each calendar quarter, the Vendor shall be entitled to receive and Mosquito shall pay the Vewndor a one percent(1%) Net Smelter Returns.

“Net Smelter Return” shall mean the cash proceeds received by Mosquito from sale of ore and/or concentrates produced from the Property less successively;

(a)	The cost of transportation and related insurance premiums of such ore and/or concentrates from mine or the mill, as the case may be, to the smelter or other place of treatment; and

(b)
Smelter and treatment charges. Payment of Net Smelter Returns payable to the Vendor hereunder shall be made quarterly as aforesaid. Within, 120 days after the end of each calendar year for which Net Smelter Returns are payable to the Vendor, the records relating to the calculation of Net Smelter for such year shall be audited and any adjustments in payment of Net Smelter Returns to the Vendor shall be made forthwith. All payments of Net Smelter Returns to the Vendor for a calendar year shall be deemed final and in full satisfaction of all obligations of Mosquito in respect thereof if such payments or the calculations thereof are not dispueted by the Vendor withing 60 days after receipt by the Vendor of the said audited calculations of Net Smeter Returns

3. Vendor represents and warrants to Purchaser as follows:

3.1
The Company is not being operated in violation of any applicable Law of any Governmental Authority or in violation of any Permit or other specific authorization issued by a Governmental Authority to Vendor.

3.2	There are no lawsuits or other legal proceedings pending against Vendor or othem1se relating to the conduct of the Business or to the knowledge of Vendor, threatened in writing against Vendor.

3.3	Vendor owns all Shares being sold in this transaction free and clear of all liens. claims or encumbrances of any nature whatsoever.

3.4
All representations and warranties of Vendor contained in this Agreement shall be accurate in all material respects as of the Closing with the smile effect as if made on and as of such date. As of the Closing, Vendor shall have pert armed and complied III all material respects with all covenants and agreements and satisfied all conditions required to be performed and complied with by it at or before such time.

4.1
The closing of the transactions contemplated hereby (the "Closing") shall take place at 10:00 a.m. local time at the offices of the lawyer of the Vendor within ten business days following the execution of this Agreement, at which time the Vendor shall deliver to Purchaser the following:

(i)	such assignments or other instruments of transfer and assignment, in for and substance reasonably satisfactory to Purchasor, as are effective to vest in Purchaser title to the Shares and

(ii)
(ii) all corporate records of the Company, including the Minute Book, with the transfer of the Shares to the Purchaser duly recorded therein, with Brian McClay being th president and sole signing officer of the Company.

4.2. At the Closing. Purchaser shall deliver to Vendor a cheque 111 the amount of $80,000.

5 1 At any time and from time to time after the date hereof, each party hereto shall, without further consideration, execute and deliver to the other such instruments of transfer and shall take such other action as the other may reasonably request to carry out the transfer of assets contemplated by this Agreement.

5.2. Vendor shall defend indemnify and hold harmless Purchase, its shareholders, directors, officers, employees, agents, and assigns promptly upon demand at any time and from time to time, from and against any liabilities or any other liabilities associated with the Company, that occurred prior to Closing.

5.3. The representations, and warranties of Vendor contained in this Agreement shall survive the transaction contemplated hereby for a period ending on the first anniversary of the Closing.

5.4 Vendor agrees to provide Purchaser a Right of First Refusal on any mineral properties in the Red Lake and Larder Lake areas for one year from the date of closing.

5.5 This Agreement supersedes any previous agreements and understandings between the parties hereto.

5.6 This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, and all parties have relied on their own legal representation.

5.7  All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by registered mail. return receipt requested to tile parties at the following addresses

If to Vendor: Thomas E. Gillett. RR#3. Marmora. Ontario K0K 2M0

If to Purchaser: Mosquito Consolidated Gold Mines 301—455 Granville Street. Vancouver B.C. V6C 111

This Agreement has been duly executed on the date hereinabove set forth.